Gold Star Tutoring Services, Inc.

4111 NW 28th Way

Boca Raton, Florida 33434

561.715-8800

October 2, 2009

Larry Spirgel, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Scott Hodgdon, Esq.

Re: Gold Star Tutoring Services, Inc.

       Form 10-K for the year ended December 31, 2008

       File No. 000-53158

Gentlemen:

In response to your Comment Letter of September 30, 2009 contemporaneously herewith we have filed, via the SEC’s EDGAR System, our revised Form 10-K/A for the year ended December 31, 2008.

Your Comments and our Responses follow:

SEC Comment 1.

We note that you have incorporated by reference your Form S-1 from November 2008 into your 10-K. Please revise your 10-K to remove the reference to incorporation of your Form S-1 by reference. In addition, you have included many of the same risk factors from your Form S-1 in your Form 10-K. Many of these risk factors reference a public offering which could be confusing to investors. Please review your risk factors and remove all references intended for your public offering prospectus.

Our Response: As suggested, we have removed the questioned reference from the title page; as well as all of the risk factors. As a Smaller Reporting Company we are not required to provide the information required by Part I, Item 1A and to avoid all confusion, as suggested, we have opted to not provide any response to Item 1A.

SEC Comment 2.

In your revised filing please refer to the correct street address of the Commission which is 100 F Street, NE, Washington, DC 20549.

Our Response: As requested we have corrected the SEC’s street address in the final paragraph of Part II, Item 7.

SEC Comment 3.

We note that your disclosure controls and procedures disclosure references Section 404 of the Sarbanes-Oxley Act of 2002. Please remove this reference in your amended filing as Section 404 relates to management’s assessment of internal control and financial reporting.

Our Response: We have removed the reference to Section 404 from the first paragraph of Part II, Item 9A, as suggested.

SEC Comment 4.

We note your disclosure with respect to internal control over financial reporting. You have not included management’s report on internal control over financial reporting as you will not be required to include this report until your Form 10-K for the fiscal year ended December 31, 2009. However, please include the language from Instruction 1 to paragraphs (a) and (b) of Item 308T of Regulation S-K in your revised 10-K.

Our Response: We have added the suggested language as the final paragraph of Part II, Item 9A:

 “This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies”.

SEC Comment 5.

We note that the dates of your certifications filed as Exhibits 31.1, 31.2, 32.1 and 32.2 are incorrect. Please include revised certifications with your amended filing.

Our Response: We have corrected the “2008” typo to “2009” on each of the four certification Exhibits.

We trust that the foregoing, combined with our Form 10-K/A as filed, provides you with sufficient information and detail to evaluate our responses to your Comment Letter.

Respectfully submitted for

Gold Star Tutoring Services, Inc.

by:    /s/ Mindy Kline

        Mindy Kline, President

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